Exhibit 99.2
Shinhan Card’s Board made a resolution to convene Annual General Meeting of Shareholders for the fiscal year of 2013

On February 26, 2014, the board of directors of Shinhan Card, our wholly-owned card subsidiary, made a resolution to convene the Annual General Meeting of Shareholders for the fiscal year of 2013 as follows:

1. Date and Time: March 31, 2014, 16:50 in Seoul Time

2.	Venue: Conference room, 21th floor, Post Tower Building B, 70, Sogong-ro, Jung-gu, Seoul, Republic of Korea

3.	Agenda:

1) Approval of Financial Statements for the fiscal year of 2013
2) Appointment of Directors

i) Appointment of Directors

Name	Position	Period of Tenure	Note

Kim Sunghwa	Standing Auditor	2yr.	Newly-appointed

Soh Jae-Gwang	Non-Executive Director	1yr.	Re-appointed

ii) Appointment of Outside Directors

Name	Position	Period of Tenure	Note

Ban Jangsik	Outside Director	1yr.	Re-appointed

Kim Gyeongrim	Outside Director	1yr.	Re-appointed

Kim Donghwan	Outside Director	1yr.	Re-appointed

Park Pyung Jo	Outside Director	1yr.	Newly-appointed

3) Approval of Director Remuneration Limit